FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

MAG SILVER CORP.

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change: January 23, 2006

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated January 23, 2006

ITEM 4.

SUMMARY OF MATERIAL CHANGE

MAG Silver Corp. (TSXV:MAG) and Industrias Peñoles S.A. de C.V. announce assay results from two recent drill holes that have intersected a new high-grade vein in the Juanicipio joint venture, Fresnillo District, Zacatecas State, Mexico.

ITEM 5.

Full Description of Material Change

See the news release dated January 23, 2006.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)   N/A

ITEM 7.

OMITTED INFORMATION  N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 30th day of January, 2006.

MAG Silver Corp.

“Dan MacInnis”

Dan MacInnis, President & CEO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5